July 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Medigus Ltd.

Registration Statement on Form F-1 (Registration No. 333-225610), as amended - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as underwriter for the referenced offering, hereby concurs in the request by Medigus Ltd. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on July 18, 2018, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”).  Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that approximately 350 copies of the preliminary prospectuses, dated July 16, 2018 and July 18, 2018, were distributed by us through the date hereof to underwriters, institutions, dealers and others.

The undersigned underwriter hereby represents that it is acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours, H.C. WAINWRIGHT & CO., LLC By: /s/ Mark W. Viklund Name: Mark W. Viklund Title: Chief Executive Officer